1919 North Lynn Street, 7th Floor, Arlington, VA 22209 USA
T (703) 387-5800 F (703) 439-2676
RosettaStone.com

June 18, 2014
BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:    Rosetta Stone Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014
Form 8-K Filed February 25, 2014
File No. 001-34283
Dear Mr. Gilmore:
The following is in response to your letter (the “Comment Letter”) dated June 5, 2014, relating to the above referenced filings of Rosetta Stone Inc. (the “Company,” “we” or “our”).
The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.
We note that your Rosetta Stone Version 4 TOTALe arrangements include perpetual software bundled with a subscription service. Please describe the nature of the subscription services included in these arrangements and tell us whether you consider the services to be a software-related element. Refer to ASC 985-605-15-3(c).

Response: We considered ASC 985-605-15-3(c) to determine whether the services were software-related. In our analysis we determined that the subscription is a software-related element. The three-month subscription service that is included with the Version 4 TOTALe bundled product is designed to be used in conjunction with the Rosetta Stone Course software product. The subscription service includes: live online tutoring sessions, access to language-learning games and stories, access to Rosetta Stone Course via browser, as well as access to companion mobile applications (collectively we refer to such access as online rights). The online and mobile tutoring, games and stories provided are based on the continued progress of the learner as determined by placement tests and tracking tools to ensure that sessions and content are appropriate for the level of the learner. Learner progress on the desktop, online and mobile formats is synced to the cloud, allowing the learner to utilize both formats at any time without losing track of milestones.

To access the online subscription the learner must install the software. We sell our Version 4 TOTALe bundle in three sets (Level 1, Levels 1-3, Levels 1-5) for various languages. The level(s) of access and language granted in the online rights are defined based on the level(s) and language of software content purchased.

We believe the subscription service is a software-related element as described in ASC 985-605-15-3(c) because the software included in the Version 4 TOTALe bundle is essential to the functionality of the services. The software is essential to the functionality of the services because installation of the software is necessary to access the online rights, the type of software installed dictates the language and level(s) of content provided in the online and mobile services and the desktop software syncs learner progress from the desktop version to the cloud which then makes this progress available to the learner via browser or mobile applications.

2.
We note that, for multiple element arrangements that contain software products and related services, you allocate the total arrangement consideration to all deliverables based on VSOE of fair value. Please describe for us, in detail, your methodology for establishing VSOE for each of the elements in your multiple element arrangements. For example, if VSOE of your subscription services is based on stated renewal rates please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Also, please tell us what consideration was given to disclosing the significant factors, inputs, and assumptions used to determine VSOE. Refer to ASC 605-25-50-2(e).

Response: Our Version 4 TOTALe is our only multiple element arrangement that contains software products and related services. We allocate the total arrangement consideration between the various elements based on the relative fair value of each element. Because we only sell the Version 4 TOTALe software on a stand-alone basis in our homeschool version, we do not have a sufficient concentration of stand-alone sales of the Version 4 TOTALe software to establish VSOE of fair value for this element. Accordingly, we allocate the arrangement consideration using the residual method based on the existence of VSOE of the undelivered element, the subscription service, as more fully described below.

We determine VSOE of fair value of the subscription service by reference to the range of stand-alone renewal sales of the three-month subscription service. We review these stand-alone sales on a quarterly basis. VSOE of fair value is established if at least 80% of the stand-alone sales are within a range of plus or minus 15% of a midpoint of the range of prices, consistent with generally accepted industry practice. The substantial majority of sales of Version 4 TOTALe occur in the United States and Canada, and therefore the data points provided below regarding the Staff’s request as to the volume and range of stand-alone sales relate to this market. During 2013, we experienced an average volume of 1,850 three-month subscription renewal transactions per quarter, or over 7,000 for the year. Stand-alone renewal sales of the subscription service ranged from $19 to $199, with at least 87% of the stand-alone sales falling within plus or minus 15% of the midpoint of the range of prices.

We acknowledge the Staff’s comment and beginning with our annual Report on Form 10-K for the year ending December 31, 2014 and in future filings, we will clarify our disclosure to reflect the factors and methods used to establish VSOE of the fair value for our subscription service.

3.
We note that for non-software multiple element arrangements, you allocate revenue to all deliverables based on their relative selling prices. Please tell us how you determine the selling price of the deliverables in your multiple deliverable arrangements including the significant factors, inputs, assumptions and methods used to determine the selling price. Please also tell us what consideration was given to disclosing this information. Refer to ASC 605-25-30-2 and ASC 605-25-50-2(e).

Response: Our non-software multiple element arrangements primarily occur as sales to our Global Enterprise & Education customers. These arrangements can include the subscription-based service, audio practice materials and training or any combination thereof. We do not have a sufficient concentration of stand-alone sales of the various deliverables noted above to our Global Enterprise & Education customers and therefore cannot establish VSOE of fair value of each deliverable. Third party evidence of fair value does not exist for the subscription, audio practice and training services due to the lack of interchangeable language products and services within the market. Accordingly, we determine the selling price of the subscription, audio practice and training services deliverables included in our non-software multiple element arrangements using the best estimated selling price. We determine the best estimated selling price based on our internally published price list which includes suggested sales prices for each deliverable based on the type of client and volume purchased. This price list is derived from past experience and from the expectation of obtaining a reasonable margin based on what each deliverable costs the Company.

We acknowledge the Staff’s comment regarding our consideration of relevant disclosures, and beginning with our annual Report on Form 10-K for the year ending December 31, 2014 and in future filings, we will include a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price for the significant deliverables within our non-software multiple element arrangements.

4.
We note that revenue from non-refundable upfront fees is deferred and recognized over the term of the related arrangement or the estimated customer life. Please tell us whether the non-refundable upfront fees have standalone values and are considered separate units of account. Refer to ASC 605-25-25-5(a). Also, please tell us how you determine whether the fees are recognized over the arrangement term versus over the estimated customer life.

Response: Certain of our subscription arrangements include non-refundable upfront fees. These fees may relate to implementation services or may be associated with the payment structure for certain of our subscription services.

Implementation services
Implementation services include activities such as assisting clients with internal marketing campaigns, training on administrative and reporting tools and assisting with learner registration. These activities do not have stand-alone value and are not considered a separate unit of account because these activities are not sold separately by any vendor and our customer cannot resell the services received. Implementation services take place each subscription period as the customer’s learner population changes. As such, the nonrefundable implementation fee is recognized over the period the customer benefits from the fee, which is the length of the subscription.

Subscription payment format
For certain subscription services, in addition to the subscription fees, a nonrefundable upfront fee is charged.  This upfront fee provides no standalone value to the customer in accordance with ASC 605-25-25-5(a) that would allow for immediate revenue recognition. If subscription services are renewed beyond three or five years (depending on the specific arrangement), a new upfront fee must be paid again. Because the customer life is longer than this timeframe stipulated in the arrangement (of three or five years) and because the upfront fee must be paid again if subscription services are renewed beyond that period, we believe the period of benefit from the upfront fee is the period from the inception of the agreement through the point at which a new upfront fee must be paid.  Accordingly, we recognize the fee ratably over that period.

5.
We note that you provide price protection to the resellers. Please tell us when revenue is recognized for sales to resellers when the arrangement includes price protection provisions. In this regard, please tell us how you concluded that the fixed or determinable fee criteria was met at the time of the sale. See ASC 985-605-25-36.

Response: Price protection is provided to our retail partners in specific situations including: a permanent reduction to MSRP, a negotiated reimbursement to the retail partner related to certain slow-moving inventory or a negotiated change to a reseller’s margin. These events occur infrequently and are within our control. Our evaluation of the fixed or determinable fee criteria included an evaluation of the guidance in ASC 985-605-25-36, in particular paragraph (d), which states:

Distribution arrangements with resellers require the vendor to rebate or credit a portion of the original fee if the vendor subsequently reduces its price for a product and the reseller still has rights with respect to that product (sometimes referred to as price protection). If a vendor is unable to reasonably estimate future price changes in light of competitive conditions, or if significant uncertainties exist about the vendor’s ability to maintain its price, the arrangement fee is not fixed or determinable. In such circumstances, revenue from the arrangement shall be deferred until the vendor is able to reasonably estimate the effects of future price changes and the other conditions in this Subtopic have been satisfied.

When price protection is agreed upon at the time of a specific triggering event, we reimburse the retail partner for the inventory they have on hand at that time. Because the events that trigger price protection are within our control, we record a reduction to revenue for the estimated payment to our retail partner when we believe future price protection payment is probable. We account for this as a reduction to the software product revenue. Price protection is not allocated to the subscription service revenue because that value is determined based on VSOE of fair value.

We are able to reasonably estimate future price changes as they are controlled and negotiated by us and are based on price studies performed by us. Because the events that give rise to price protection occur infrequently and are within our control, we have concluded that we are able to maintain our prices, and accordingly, have concluded that the sales price is fixed and determinable under ASC 985-605-25-36(d) at the time of sale. As such, revenue is recognized upon shipment, assuming all other revenue recognition criteria are met.

Note 11: Stock-based Compensation

2009 Omnibus Incentive Plan, page F-26

6.
We note that you did not disclose the method and assumptions used to estimate the expected term of options subsequent to your initial public offering. Please tell us what consideration was given to disclosing this information. Refer to ASC 718-10-50-2(f)(2)(i).

Response: We thank the Staff for calling our attention to this omission. We acknowledge the Staff’s comment regarding our consideration of relevant disclosures, and beginning with our annual Report on Form 10-K for the year ending December 31, 2014 and in future filings, we will disclose the method and assumptions used to estimate the expected term of options subsequent to our initial public offering. We estimate the expected term of options using a combination of peer company information and the simplified method for estimating the expected term described in ASC 718-10-S99.

Note 15: Income Taxes, page F-33

7.
We note your disclosure on page F-36 which indicates that you have not provided for U.S. taxes on undistributed earnings of foreign subsidiaries as they are indefinitely reinvested. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested as of December 31, 2013, and tell us what consideration you gave to providing this quantitative disclosure in you filing. Also, tell us how you considered disclosing the amount of the unrecognized deferred tax liability or include a statement that such determination is not practicable. Refer to ASC 740-30-50-2.

Response: We advise the Staff that the Company had an accumulated consolidated deficit related to its foreign subsidiaries of $12.3 million at December 31, 2013 and aggregate 2013 losses before income tax related to its foreign subsidiaries of $3.7 million. The Company has three foreign subsidiaries with aggregate undistributed earnings of $7.8 million at December 31, 2013. The foreign subsidiaries with aggregate undistributed earnings are considered indefinitely reinvested as of December 31, 2013, to fund the Company’s ongoing international operations and more specifically to fund 2014 acquisitions in Canada and Europe.

We acknowledge the Staff’s comment and beginning with our annual Report on Form 10-K for the year ending December 31, 2014 and in future filings, we will clarify our disclosure to reflect these facts and include appropriate disclosure regarding any amount of undistributed earnings related to foreign subsidiaries in accordance with ASC 740-30-50-2.

Further to the Staff’s comments, it is not practicable to calculate a deferred tax liability for the undistributed foreign earnings related to the three foreign subsidiaries with aggregate undistributed earnings.

Form 8-K Filed on February 25, 2014

8.
We note that you disclose free cash flow. Please tell us what consideration was given to providing a reconciliation as required by Item 100(a)(2) of Regulation G. Please note that similar concerns apply to your Form 8-K filed on May 7, 2014.

Response: We thank the Staff for calling our attention to this omission. Future filings will include the reconciliation as required by Item 100(a)(2) of Regulation G.

As requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Form 8-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 8-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (703) 387-5800.

Very truly yours,

/s/ THOMAS PIERNO
THOMAS PIERNO, Chief Financial Officer

cc:
Christine Davis, Assistant Chief Accountant
Eiko Yaoita Pyles, Staff Accountant
Stephen Swad (Rosetta Stone)
Christian Na (Rosetta Stone)
Sean Hartford (Rosetta Stone)
Audit Committee (Rosetta Stone)
Brian Fenske (Fulbright & Jaworski LLP)
David Bell (Deloitte & Touche LLP)
Michael Elder (Deloitte & Touche LLP)